EX-99.d.1.a

ABERDEEN FUNDS

Aberdeen China Opportunities Fund

Advisory Fee Waiver

AGREEMENT made as of May 1, 2019 by and between Aberdeen Funds (the “Trust”), on behalf of its series the Aberdeen China Opportunities Fund (to be renamed Aberdeen China A Share Equity Fund on or about June 13, 2019) (the “Fund”), and Aberdeen Standard Investments Inc. (the “Adviser”):

W I T N E S S E T H:

WHEREAS, the Trust is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as an open-end, management investment company; and

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, and will serve as the investment adviser of the Fund;

NOW, THEREFORE, the parties hereto agree as follows:

1.              The Adviser agrees to waive the Investment Advisory Fee received by it under the Investment Advisory Agreement between the Trust and the Adviser (“Advisory Fee Waiver”) with respect to the Fund such that the Investment Advisory Fee will not exceed, for the period that this Advisory Fee Waiver agreement remains in effect, the amount in the column below titled “Investment Advisory Fee After Waiver”:

Assets	Investment Advisory Fee	Investment Advisory Fee After Waiver
On assets up to $500 million	1.25%	0.85%
On assets of $500 million up to $2 billion	1.20%	0.80%
On assets of $2 billion and more	1.15%	0.75%

2.              The Advisory Fee Waiver will remain in effect with respect to the Fund until at least February 28, 2021 unless the Independent Trustees of the Trust earlier approve its modification or termination; PROVIDED, HOWEVER, that the Advisory Fee Waiver will terminate in the event that the investment advisory agreement in effect between the Trust on behalf of the Fund and the Adviser (or an affiliate of the Adviser) is terminated by the Trust or in the event such agreement terminates due to an assignment and a new investment advisory agreement with the Adviser (or an affiliate of the Adviser) does not become effective upon such termination.

3.              This Agreement shall be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act. To the extent the applicable law of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.

4.              The Declaration of Trust states and notice is hereby given that this Agreement is not executed on behalf of the Trustees of the Trust as individuals, and the obligations of the Trust under this Agreement are not binding upon any of the Trustees, officers or shareholders of the Trust individually, but are binding only upon the assets and property of the Fund.

5.              This Agreement constitutes the entire agreement between the parties hereto with respect to the matters described herein.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.

ABERDEEN FUNDS

By:	/s/ Lucia Sitar

Title:	Vice President

ABERDEEN STANDARD INVESTMENTS INC. (FORMERLY, ABERDEEN ASSET MANAGEMENT INC.)

By:	/s/ Lucia Sitar

Title:	Vice President